April 11, 2008

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-7010

Re:	Southern Copper Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Preliminary Proxy Statement on Schedule 14A
Filed March 14, 2008
File No. 1-14066

Dear Mr. Schwall:

On behalf of Southern Copper Corporation (“Southern Copper” or the “Company”), I, Oscar Gonzalez Rocha, the Company’s President and Chief Executive Officer, submit this response to your letter, dated March 31, 2008, relating to the above-referenced filings. We filed a response to the comments of the Staff with respect to the Preliminary Proxy Statement on Schedule 14A on April 4, 2008.  We are now responding to the comments of the Staff with respect to the Form 10-K for the fiscal year ended December 31, 2007.

To assist in the Staff’s review of the Company’s responses, we have preceded each response with the text (in bold type) of the comment as stated in your letter. Southern Copper believes that it has replied to your comments relating to the Form 10-K for the fiscal year ended December 31, 2007 in full. As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

Form 10-K for the Fiscal Year  Ended December 31, 2007

Financial Statements

General

5.              Please clarify if you are obligated to make termination payments to employees upon termination of employment in any of the jurisdictions where you operate.  If applicable, please tell us if you account for such post-employment benefits in

SOUTHERN COPPER CORPORATION

11811 N. Tatum Blvd., Suite 2500, Phoenix, AZ 85028, U.S.A.

Phone: (602) 494-5328 - Fax: (602) 494-5317

accordance with SFAS 112 or indicate how you otherwise account for such obligations.

At our Peruvian operations the Company is not obligated to make post-employment termination payments, except as follows:

Under Peruvian law, as compensation for years of service, a deposit of one-twelfth (1/12th) of an employee’s annual salary, including various bonuses for vacation, travel, Independence and Christmas holidays, service time and dependents, is made to a bank account in the individual employee’s name.  These funds can only be withdrawn when the employee terminates employment.   In accordance with Peruvian law and SFAS No. 112, the Company accrues this cost monthly, with a charge to earnings.  The Company is required to deposit these funds into the employees bank account every six months.  Therefore, the maximum accrual by the Company at any given time for such payments is six months of owed payments.

As of December 31, 2007, the balance of this liability was $2.1 million.  This amount  represents an average of 45 days of remuneration, as the last cash contribution occurred on November 15, 2007. This liability is included in “Other accrued liabilities” under current liabilities on our consolidated balance sheet.

With respect to disability related benefits, the Company continues to make salary payments for up to 20 days for employees who are temporarily disabled, after which the Peruvian social security system makes these payments.  The Company charges any such payments to cost as incurred.  These payments are immaterial to the overall results and financial position of the Company.

In the case of employees of the Lima, Tacna and Arequipa offices (approximately 193 people) medical coverage is continued under the Company’s medical insurance plan for a 20-day period. The insurance covers up to $25,000 per claim.  The Company charges health insurance premiums to cost on a current basis as incurred.

Under Mexican Labor Law, employees are entitled to receive a severance payment equal to 90 days of salary .  In addition, under Mexican Labor Law, employees who are terminated without due cause, are entitled to receive a severance payment equal to 20 days of salary for every year of service rendered prior to termination.  Employees that voluntary terminate their employment with the Company are not entitled to severance payments.

These severance payments are accounted for under SFAS 112.  The Company obtains an actuarial calculation to determine the applicable severance liability.  This calculation takes into consideration various assumptions including, among others, the

Company’s historical involuntary termination rate and the average length of service of employees that are terminated.

At December 31, 2007, the liability determined by the independent actuary equaled $181,377.  This amount was recorded in “Other liabilities and reserves” on our balance sheet.  We have not considered any detailed disclosures regarding this amount to be necessary in our financial statements because it is immaterial to the overall financial position and results of operations of the Company.

All other involuntary termination benefits are covered by the Mexican Social Security Institute (“Instituto Mexicano de Seguro Social”).  The Company is not required to fund any such further benefits.

Note 2.  Summary of Significant Accounting Policies, page 115

Leachable Material, page 119

6.              In connection with your accounting policy on leachable material, please:

•                  tell us the length of time it generally takes for copper, molybdenum, zinc and silver to be recovered from the leach pad;

It takes approximately five years  to recover copper from the leach pad.  Molybdenum, zinc and sliver are not recovered from the leaching process.

•                  clarify how costs relating to leachable material are captured and classified from the time materials are extracted from the mine to the final sale; and

Total production costs of the open pit mine, including drilling, blasting, loading and haulage as well as mine equipment depreciation, are included to determine the total mine costs.  This total mine cost is allocated to the production of sulfide ore material and leachable material on the following basis:

•	The total tons of material moved is separated into ore material, leachable material and waste material.
•	The tons of waste are allocated to ore material and leachable material on the basis of the tonnage of both of these materials.
•	Finally, we add the tons of leachable material including the waste assigned. These tons are then multiplied by the unit cost of all material moved, and the resulting amount is capitalized.

This capitalized cost is amortized over a five year straight line period.

The cost of sales of the leachable material, which is sold as SX/EW refined copper includes the SX/EW plant production cost.

•                  tell us the nature of the costs that are being deferred;

The deferred costs include those incurred in the drilling, blasting, loading and haulage of ore material from the ground movement through the dump disposal and the mine equipment depreciation.  Such costs are included to determine the mine costs for leachable material valuation to be capitalized in a deferred asset account.

•                  specify how you determined the depletion period of the leaching dumps and tell us why this estimate is unaudited.  Please explain to us why labeling this information as “unaudited” does not represent an audit scope exception.

The Company has adopted a five year straight-line depletion period based on internal engineering studies that indicate five years to be the appropriate depletion period for the Company’s leaching sites.  The Company relies on internal engineering studies and prior experience since depletion periods are subject to variation from site to site depending on the geological and climatic conditions of the site and since there is no technical US GAAP guidance or industry standards defining the appropriate depletion period.

The ore amounts on leach pads that are capitalized on the balance sheet at December 31, 2007 and 2006 and the ore amounts amortized to the income statement for the periods ended December 31, 2007, 2006 and 2005 are audited by the external auditors. The depletion period has also been audited by the external auditors for all years presented.  All appropriate procedures to audit the reasonableness of this period have been consistently performed by the external auditors.  Therefore a scope limitation does not exist with regards to the depletion period of leaching dumps.

The depletion period of the leaching dumps was inadvertently labeled as unaudited in the Company’s Form 10-K for the fiscal year ended December 31, 2007.  This will be corrected in all future filings.

In addition, please tell us the facts and circumstances under which your net operating cost would have decreased for the year 2007 and increased for the two prior fiscal years if you would have expensed all capitalized leaching costs.

Below is a summary of capitalized leachable material costs and amortization of capitalized leachable material cost during each of the three years ended December 31,2007:

(in millions of US dollars)	2007	2006	2005
Capitalized leachable material (credit to operating costs)	50.6	71.8	81.2
Amortization of capitalized leachable material	(61.8)	(50.4)	(5.7)
Effect on calculation of workers participation	1.1	(2.1)	(7.5)
Net operating cost effect of capitalizing leaching cost	(10.1)	19.3	68.0

Annual operating costs	2,588	2,406	2,018
Effect on Annual operating costs of expensing all leachable costs	0.4%	0.8%	3.3%

As noted from the above table, the effect of expensing, rather than capitalizing, all leachable costs would be immaterial to the overall financial position and results of operations. The effect that is illustrated in the above table has also been disclosed in note 6 to our consolidated financial statements included in the Company’s Form 10-K for the fiscal year ended December 31, 2007.  Our disclosure in note 6 is as follows.

“The Company’s policy of deferring leachable material cost increased (decreased) operating costs by $10.1 million, $(19.3) million and $(68.0) million in 2007, 2006, and 2005, respectively, as compared to what such amounts would have been if the Company expensed leachable material costs as incurred.”

Engineering Comments

First/generation: Project We are Planning, page 85

7.              We note within your filing you refer to “measured resources”, but we specifically note your reference to the Tia Maria project as having “indicative resources” of 638 million tons of mineralized material with an average copper grade of 0.39%.  This is in contrast to your mineralized material estimate of 193 million tons grading 0.302% copper for the same project.  The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents.  We do not recognize resource reporting terminology, but traditionally, we have not objected to the disclosure of quantity estimates for non-reserve mineralized material in reference to that mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples.  This material will not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries, and other factors concludes economic and legal feasibility.

Generally, mineralized material should only be reported as an in-place tonnage and grade.  Estimates of contained or salable materials, such as pounds copper or ounces of gold mineralized material should not be reported, as these quantities may also be confused with reserves.  Please note that “mineralized material” does not include: 1) material reported as reserves, and 2) volumes and grades estimated by using geologic inference, which are sometimes classed as “inferred” or “possible” by some evaluators.  Please ensure your future filings address the following:

•	Remove the terms “measured,” “indicated,” “inferred,” “mineral resource,” “mineral resource base,” “drill indicated,” “geological resources,” and other associated estimates.

•	If the quantities associated with the above terms meet the requirements of mineralized material, disclose the estimates as “mineralized material.”

•	Please do not disclose estimates based on geologic inference, such as “inferred” or “possible” resources.

We will not use the terms such as “measured,” “indicated,” “inferred,” “mineral resource,” “mineral resource base,” “drill indicated,” “geological resources,” and similar terms in future filings.  In addition, we will restrict our disclosure for non proven and probable ore quantities to “mineralized material” where such quantities meet the requirements of mineralized material.  Also, we will not disclose estimates based on geologic inference, such as “inferred” or “possible” resources.

Please note that in our report of our Tia Maria deposit, we stated in page 8 that this project includes 2 deposits: the Tia Maria and La Tapada.

The mineralized material is as follows:

Deposit	Mineralized material	Copper grade
	(million tons)
Tia Maria	193	0.302%
La Tapada	445	0.434%
Total	638	0.390%

The total mineralized material is provided under the heading “First generation projects” beginning on page 84 of the Company’s Form 10-K for the fiscal year ended December 31, 2007.

Closing Comments

As requested in your letter, Southern Copper acknowledges the following:

•	Southern Copper is responsible for the adequacy and accuracy of the disclosure in the filing discussed herein;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Southern Copper may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

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Should you have any questions about the responses in this letter, kindly contact our general counsel, Armando Ortega, at +52-55-1103-5130.

Very truly yours,

Oscar Gonzalez Rocha